Exhibit 99.1

NEWS RELEASE

Kobex Announces Director Nominees for Annual General and Special Meeting

Vancouver, BC – May 24, 2013 – Kobex Minerals Inc. (the “Company”) (TSX.V:KXM, NYSE MKT:KXM) – announces that Roman Shklanka, Alfred Hills, James O’Rourke and Peter Bradshaw have informed the Company that they do not intend to stand for re-election as directors of the Company at the upcoming annual general and special meeting of the shareholders (the “Meeting”).  Accordingly, at a meeting of the Company’s board of directors held today it was resolved that the following individuals will be presented as the management nominees for directors at the Meeting:

Michael Atkinson	Current Director
Paul van Eeden	Current Director
Kenneth Paul	New Nominee
Murray Sinclair	New Nominee
David Schmidt	New Nominee

The Company would like to thank Messrs. Shklanka, Hills, O’Rourke and Bradshaw for their service as directors to the Company and wish them well in their future endeavours.

For further information contact:

Kobex Minerals Inc.
Alfred Hills, President
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.